
Limited Liability Company Agreement of
AmeriNor LLC
A Limited Liability Company


THIS OPERATING AGREEMENT (this "Agreement") of AmeriNor LLC, (the "Company"), is executed and agreed to, for good and valuable consideration, by the undersigned members (the "Members").

I.   Formation.

A. <u>State of Formation</u>. This is a Limited Liability Company Operating Agreement (the "Agreement") for AmeriNor LLC, a Member-managed Texas limited liability company (the "Company") formed under and pursuant to Texas law.

B. <u>Operating Agreement Controls</u>. To the extent that the rights or obligations of the Members or the Company under provisions of this Operating Agreement differ from what they would be under Texas law absent such a provision, this Agreement, to the extent permitted under Texas law, shall control.

C. <u>Primary Business Address</u>. The location of the primary place of business of the Company is:

2225 Ambush Canyon, Leander, Texas 78641, or such other location as shall be selected from time to time by the Members.

D. <u>Registered Agent and Office</u>. The Company's initial agent (the "Agent") for service of process is AmeriNor LLC. The Agent's registered office is 2225 Ambush Canyon, Leander, Texas 78641. The Company may change its registered office, its registered agent, or both, upon filing a statement with the Texas Secretary of State.

E. <u>No State Law Partnership</u>. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than federal and state tax purposes.

II.   Purposes and Powers.

A. <u>Purpose</u>. The Company is created for the following business purpose:

Wholesale

B. <u>Powers</u>. The Company shall have all of the powers of a limited liability company set forth under Texas law.

C. <u>Duration</u>. The Company's term shall commence upon the filing of an Articles of Organization and all other such necessary materials with the state of Texas. The Company will operate until terminated as outlined in this Agreement unless:

1.   A majority of the Members vote to dissolve the Company;

2.   No Member of the Company exists, unless the business of the Company is continued in a manner permitted by Texas law;

3.   It becomes unlawful for either the Members or the Company to continue in business;

4.   A judicial decree is entered that dissolves the Company; or

5.   Any other event results in the dissolution of the Company under federal or Texas law.

III.   Members.

A.   <u>Members</u>. The Members of the Company (jointly the "Members") and their Membership Interest at the time of adoption of this Agreement are as follows:

Rebekah Jasso Jensen, 51%

Espen Hjertholm Jensen, 49%

B.   <u>Initial Contribution</u>. Each Member shall make an Initial Contribution to the Company. The Initial Contributions of each shall be as described in Attachment A, <u>Initial Contributions of the Members</u> .

No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution. Any modifications as to the signatories' respective rights as to the receipt of their initial contributions must be set forth in writing signed by all interested parties.

C.   <u>Limited Liability of the Members</u>. Except as otherwise provided for in this Agreement or otherwise required by Texas law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution, including liability arising under a judgment, decree or order of a court. The Members shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member except as is expressly provided for by this Agreement or as otherwise allowed by law.

D.   <u>Death, Incompetency, Resignation or Termination of a Member</u>. Should a Member die, be declared incompetent, or withdraw from the Company voluntarily or involuntarily, the remaining Members will have the option to buy out that Member's Membership Interest in the Company. If a Member is removed involuntarily, it must be by vote recorded in the official minutes. If a Member resigns, they should submit a notarized resignation letter to the Registered Agent. Should the Members agree to buy out the Membership Interest of the withdrawing Member, that Interest shall be paid for proportionately by the remaining Members, according to their existing Membership Interest and distributed proportionately among the remaining Members. The Members agree to hire an outside firm to assess the value of the Membership Interest.

The Members will have 90 days to decide if they want to buy the Membership Interest together and disperse it proportionately. If all Members do not agree to buy the Membership Interest, individual Members will then have the right to buy the Membership Interest individually. If more than one Member requests to buy the remaining Membership Interest, the Membership Interest will be paid for and split proportionately among those Members wishing to purchase the Membership Interest. If all Members agree by unanimous vote, the Company may choose to allow a non-Member to buy the Membership Interest thereby replacing the previous Member.

If no individual Member(s) finalize a purchase agreement by 60 days, the withdrawing Member, or their estate, may dispose of their Membership Interest however they see fit, subject to the limitations in Section III (E) below. If a Member is a corporation, trust, partnership, limited liability company or other entity and is dissolved or terminated, the powers of that Member may be exercised by its legal representative or successor.

The name of the Company may be amended upon the written and unanimous vote of all Members if a Member withdraws, dies, is found incompetent or is terminated.

E. <u>Creation or Substitution of New Members</u>. Any Member may assign in whole or in part its Membership Interest only after granting their fellow Members the right of first refusal, as established in Section III (D) above.

    1.   *Entire transfer*. If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

    2.   *Partial transfer*. If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

    3.   Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

F. <u>Member Voting</u>.
    1.   *Voting power*. The Company's Members shall each have voting power equal to their share of Membership Interest in the Company.

    2.   *Proxies*. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be delivered to the other Members of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

G. <u>Duties of the Members</u>. The Members shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. The Members also shall cause the Company to:

    1.   Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability company documents and bank accounts separate from any other person;

    2.   At all times hold itself out as being a legal entity separate from the Members and any other person and conduct its business in its own name;

    3.   File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

    4.   Not commingle its assets with assets of the Members or any other person, and separately identify, maintain and segregate all Company assets;

5. Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

6. Maintain an arm's length relationship with the Members, and, with respect to all business transactions entered into by the Company with the Members, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

7. Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

8. Not guarantee or become obligated for the debts of any other person or hold out its credit as being available to satisfy the obligations of others;

9. Allocate fairly and reasonably any overhead for shared office space;

10. Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

11. Correct any known misunderstanding regarding its separate identity;

12. Maintain adequate capital in light of its contemplated business purposes;

13. Cause its Members to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other Texas limited liability company formalities;

14. Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

15. Not require any obligations or securities of the Members; and

16. Observe all other limited liability formalities.

Failure of the Members to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Members.

H. Fiduciary Duties of the Members
    .
    1. *Loyalty and Care.* Except to the extent otherwise provided herein, each Member shall have a fiduciary duty of loyalty and care similar to that of members of limited liability companies organized under the laws of Texas.

    2. *Competition with the Company.* The Members shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company unless a majority, by individual vote, of the Members excluding the interested Member, consents thereto. The Members shall refrain from competing with the Company in the conduct of the Company's business unless a majority, by individual vote, of the Members excluding the interested Member, consents thereto. In the event that a Member is the sole Member of the Company, no vote shall be required.

    3. *Duties Only to the Company.* The Member's fiduciary duties of loyalty and care are to the

Company and not to the other Members. The Members shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company and to the other Members. A Member who so performs their duties shall not have any liability by reason of being or having been a Member.

4. *Reliance on Reports.* In discharging the Member's duties, a Member is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

   i. One or more Members or employees of the Company whom the Member reasonably believes to be reliable and competent in the matters presented.

   ii. Legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the persons' professional or expert competence.

   iii. A committee of Members of which the affected Member is not a participant, if the Member reasonably believes the committee merits confidence.

I. Waiver of Partition: Nature of Interest. Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. No Member shall have any interest in any specific assets of the Company.

J. Compensation of Members. The Members shall have the authority to fix the compensation of individual Members. All Members may be paid their expenses, if any, of attendance at meetings of the Members, which may be a fixed sum for attendance at each meeting of the Members or a stated salary as a Member. No such payment shall preclude any Member from serving the Company in any other capacity and receiving compensation therefor.

K. Members as Agents. All Members are agents of the Company for the purpose of its business. An act of any Member, including the signing of an instrument in the Company's name, binds the Company where the Member executed the act for apparently carrying on the Company's business or business of the kind carried on by the Company in the ordinary course, unless the Member had no authority to act for the Company in the particular matter and the person with whom the Member was dealing knew or had notice that the Member lacked authority. An act of a Member binds the Company, however, even where the Member executed the act not apparently for carrying on the Company's business or business of the kind carried on by the Company in the ordinary course only if the act was authorized by the other Members.

IV. **Accounting and Distributions.**

A. Fiscal Year. The Company's fiscal year shall end on the last day of December.

B. Records. All financial records including tax returns and financial statements will be held at the Company's primary business address and will be accessible to all Members.

C. Distributions. Distributions shall be issued on an annual basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of Membership Interest in the Company.

V.   Tax Treatment Election.

The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Members may elect for the Company to be treated as a C-Corporation, S-Corporation or a Partnership at any time.

VI.   Dissolution.

A. <u>Limits on Dissolution</u>. The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II (C) above.

Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

B. <u>Winding Up</u>. Upon the occurrence of any event specified in Section II(C), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. One or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

C. <u>Distributions in Kind</u>. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

D. <u>Termination</u>. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for under this Agreement and (ii) the Company's registration with the state of Texas shall have been canceled in the manner required by Texas law.

E. <u>Accounting</u>. Within a reasonable time after complete liquidation, the Company shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

F. <u>Limitations on Payments Made in Dissolution</u>. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member.

G. <u>Notice to Texas Authorities</u>. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with Texas and any other appropriate state or federal authorities or agencies as may be required by law. In the event that two or more Members have equally high percentages of Membership Interest in the Company, the Member with the longest continuous tenure as a Member of the Company shall be responsible for the filing of such notices.

VII. Exculpation and Indemnification.

A. No Member, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

B. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

C. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

D. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

E. The foregoing provisions of this Article VII shall survive any termination of this Agreement.

VIII. Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article VII or under applicable law. This is separate and apart from any business insurance that may be required as part of the business in which the Company is engaged.

IX.   Settling Disputes.

All Members agree to enter into mediation before filing suit against any other Member or the Company for any dispute arising from this Agreement or Company. Members agree to attend one session of mediation before filing suit. If any Member does not attend mediation, or the dispute is not settled after one session of mediation, the Members are free to file suit. Any law suits will be under the jurisdiction of the state of Texas.

X.   Independent Counsel.

All Members entering into this Agreement have been advised of their right to seek the advice of independent legal counsel before signing this Agreement. All Members and each of them have entered into this Agreement freely and voluntarily and without any coercion or duress.

XI.   General Provisions.

A. Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

B. Number of Days. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

C. Execution of Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

D. Severability. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

E. Headings. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

F. Controlling Law. This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of Texas (without regard to conflicts of law principles thereof).

G. Application of Texas Law. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Texas law.

H. Amendment. This Agreement may be amended only by written consent of all the Members. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with Texas law.

I. <u>Entire Agreement</u>. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Members have executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of March 03, 2017.

By: _____   Date: _03/02/2023_____

    Rebekah Jasso Jensen

By: _____   Date: _03/02/2023_____

    Espen Hjertholm Jensen

ATTACHMENT A
Initial Contributions of the Members

The Initial Contributions of the Members of AmeriNor LLC are as follows:

Rebekah Jasso Jensen
      Contribution:
      Cash: $122,906.50

Espen Hjertholm Jensen
      Contribution:
      Cash: $122,906.50